As filed with the Securities and Exchange Commission on September 25, 1998 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________
SHELDAHL, INC.
(Exact name of registrant as specified in its charter)
	Minnesota	                               41-0758073
	(State or other jurisdiction of	     (I.R.S. Employer
	incorporation or organization)	      Identification No.)

1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
______________________
James E. Donaghy
Chief Executive Officer
Sheldahl, Inc.
1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
Charles P. Moorse, Esq.
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
Telephone:  (612) 371-3211
Fax:  (612) 371-3207

	Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
	If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:
	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


CALCULATION OF REGISTRATION FEE

Title of Each	  			            Proposed	       	Proposed	     Amount of
Class of			         Amount			  Maximum	        	Maximum	      Registration
Securities to	      to be			   Offering Price	  Aggregate	    Fee (1)
be Registered    	Registered   Per Share (1)	   Offer Price

Common Stock     	6,484,544    		$7.03       			$45,586,344	    $13,448
$.25 par value

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices for the Registrant's Common Stock on September 23, 1998 as reported on the Nasdaq National Market.
__________________________________
	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 1998
UP TO 6,484,544 SHARES
SHELDAHL, INC.
Common Stock

	The up to 6,484,544 shares of Common Stock of Sheldahl, Inc., a Minnesota corporation (Sheldahl or the Company), offered hereby (the Common Stock) may be sold from time to time by the stockholders identified herein or their transferees, pledgees, donees or other successors in interest (the
Selling Shareholders).
	The shares of Common Stock to which this Prospectus relates (the Shares) may be issued to the Selling Shareholders (i) upon conversion of the Company's Series D Convertible Preferred Stock held by the Selling Shareholders (the Series D Preferred Stock), (ii) as accrued dividends on the Series D Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the Warrants). The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but the Company will receive proceeds from the exercise of the Warrants by the Selling Shareholders. There can be no assurance, however, that the Warrants will be exercised.
	Offers and sales of the Shares by the Selling Shareholders may be made from time to time during the effectiveness of this registration, on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions or in a combination of any such methods of sale. See Plan of Distribution. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose Shares are included herein is an affiliate of the Company.
	The Company's Common Stock is traded on the Nasdaq National Market under the symbol SHEL. On September 23, 1998, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $7.125 per share.
-------------
THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
SEE RISK FACTORS BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
--------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
--------------
	No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

September __, 1998

	This Prospectus contains and incorporates by reference certain forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of risk factors, including those set forth below. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as believe, anticipate, estimate, expect and similar expressions. The Company undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

THE COMPANY

	See Risk Factors for information prospective investors should consider. Unless the context requires otherwise, all references in this Prospectus to Sheldahl or the Company refer to Sheldahl, Inc. and its subsidiary. Novaclad, Novaflex, and ViaArray are registered trademarks of the Company.

	Sheldahl is a leading producer of high quality flexible printed circuitry and flexible laminates, principally for sale to the data communication and automotive electronics markets. Flexible circuitry is used to provide electrical connection between components and electronic systems and also as a substrate to support electronic devices. Flexible circuits consist of polyester or polyimide film to which copper foil is laminated and processed through various imaging, etching and plating processes. Flexible circuits can be further processed by surface mount attachment of electronic components to produce an interconnect assembly. Flexible circuits provide advantages over rigid printed circuit boards by accommodating packaging contour and motion and reducing size and weight.

	Over the past four years, the Company has introduced three high performance products based on proprietary thin film laminate technology:
Novaclad, ViaArray and Via-Thin (high density substrates). These Novaclad-based products provide substantial benefits compared to traditional flexible circuits, including the capability for very fine circuit traces (down to 1 mil, or .001") as well as greater heat tolerance and dissipation. The Company has designed these products to enable integrated circuit (IC) manufacturers to package future generations of ICs economically by attaching the silicon die to Via-Thin or a high density substrate manufactured by other circuitry manufacturers using the Company's Novaclad or ViaArray products. As ICs are becoming increasingly powerful, they produce more heat and require a greater number of connections to attach the silicon die, placing substantially greater demands on IC packaging materials. These products support the industry's drive for increasing functional performance at a decreasing cost per function.

	The Company has invested approximately $60 million in an advanced new production facility in Longmont, Colorado (the Longmont Facility) to produce its Novaclad-based products in commercial volumes. As of November 1995, the Company anticipated investing approximately $38 million in the Longmont Facility. Changes in the product characteristics of high density substrates relating to precious metal plating, solder mask overcoat and testing, plus the installation of assembly equipment not originally anticipated, significantly increased the original investment to bring the Longmont Facility on line. Recent purchases of land and equipment needed to increase originally anticipated capacity also contributed to the total investment in the Longmont Facility.

	The Company originally expected to commence production in the Longmont Facility in April 1996. However, the realization of full volume production has been delayed since then initially due to late delivery of certain production equipment as a result of financial difficulties of a key supplier as well as a longer than anticipated installation and check out period and more recently due to a far more rigorous and lengthy qualification process by the Company's customers and their customers. As of the date hereof, two of the Company's customers have qualified Via-ThinT substrates for their operations. Shipments of small volume production orders have begun and the Company expects that their initial orders will lead to larger orders from these and other customers.

	The Company is a Minnesota corporation and its principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057. Its telephone number is (507) 663-8000.

RECENT DEVELOPMENTS

	Market Activity in Company Stock. On September 21, 1998, a group of investors comprised of Irwin L. Jacobs, Daniel T. Lindsay, Dennis M. Mathisen and Marshall Financial Group, Inc. (the Reporting Persons) filed with the Securities and Exchange Commission a Schedule 13D reporting their beneficial ownership of an aggregate of 780,100 shares of the Company's Common Stock, 292,683 shares of Common Stock issuable upon conversion of the Company's Series D Preferred Stock and 18,000 shares of Common Stock issuable upon exercise of Warrants, in aggregate representing approximately 10.94% of the outstanding shares of the Company's Common Stock. Item 4 of the Schedule 13D states that the Reporting Persons acquired the Common Stock described above in order to obtain an equity position in the Company. In addition, the Schedule 13D states that the Reporting Persons intend to monitor the Company's performance and may explore the feasibility of, and strategies for, seeking control of the Company through various different means. Any activity in the Company's Common Stock, such as that described above, is subject to the anti-takeover provisions in the Company's Articles of Incorporation and the Minnesota Business Corporation Act as well as the Company's Rights Agreement. See Risk Factors - Anti-Takeover Provisions.

	Executive Management Restructuring. On September 17, 1998, the Company announced that the Board of Directors has elected James E. Donaghy as Chairman and Edward L. Lundstrom, President, to the additional position of Chief Executive Officer, effective January 13, 1999. Mr. Donaghy will replace James
S. Womack, who will leave the Board in accordance with the Company retirement policy for directors.

	Introduction of Novaflex VHD. On September 2, 1998, the Company introduced its new Novaclad-based Novaflex VHD (very high density) product, a new flexible circuit technology that allows product designs that accommodate the electronics industry's drive toward miniaturization, which requires circuitry with ever-smaller vias (holes) and spaces for the greatest possible density and performance. Novaflex VHD, which is available in prototype and production quantities, can be provided with industry standard soldermark materials and surface finishes to accommodate all end-product and assembly needs. Novaflex VHD is leading-edge technology that meets the needs of several market segments including computers, disc drives, LCDs, telecommunications, and medical. The Company estimates the potential market size for its new product to be $250-300 million in 1998, growing at a projected rate of 30% per year. However, there can be no assurance that the Company's new product will achieve market acceptance or that the market size will develop and grow at rates currently anticipated.

	General Motors Strike. The strike and work stoppages by General Motors workers during fiscal 1998 has had a material adverse effect generally on the automotive industry and the suppliers thereto. At this time, it is the Company's estimate that the strike has had a $1.5 million effect on the Company's results for the fourth quarter of fiscal 1998. There can be no assurance that the Company's results of the fourth quarter and fiscal year ending August 28, 1998 will not be more adversely affected by this labor strike. See Risk Factors - Variability of Quarterly Results.

	Series D Preferred Stock. On July 30, 1998, the Company sold an aggregate of 32,917 shares of Series D Convertible Preferred Stock ("Series D Preferred Stock"), to the Selling Shareholders pursuant to the Convertible Preferred Stock Purchase Agreement among the Company and the Selling Shareholders (the "Agreement"). The Series D Preferred Stock is entitled to 5% cumulative dividends, payable in cash or shares of Common Stock at the election of the Company. The conversion price for the Series D Preferred Stock is $6.15 per share. In connection with the issuance of the Series D Preferred Stock, the Company granted to each Selling Shareholder Warrants to purchase shares of the Company's Common Stock. The aggregate amount of shares of Common Stock the Company is obligated to issue under the Warrants is 329,170 shares at an exercise price of $7.6875 per share. The Company also granted to the Selling Shareholders certain registration rights with respect to the shares of the Company's Common Stock issuable to the Selling Shareholders upon conversion of the Series D Preferred Stock, accrued dividends and the Warrants.

	The Company may require holders of Preferred Stock to convert to Common Stock provided that the Company's Common Stock trades at 200% of the conversion price.

	In connection with the sale of the Preferred Stock, on July 25, 1998, the Company's Board of Directors amended the Company's Rights Plan to increase the threshold percentage from fifteen (15%) to twenty-two (22%), subject to certain conditions with respect to one of the Investors, Molex Incorporated (Molex) and also approved Molex's acquisition under the Minnesota Business Combination Act.

	Also in connection with the transactions contemplated by the Agreement and in the related joint venture described below, the Company granted Molex the right to select one representative for nomination to the Board of Directors of the Company, a right of first refusal to purchase the Company in the event that the Board of Directors elects to sell the Company and certain preemptive rights with respect to future equity offerings. The documentation memorializing the granting of such rights has not yet been finalized.

	This Prospectus relates to the shares of Common Stock issuable to the Selling Shareholders pursuant to the Agreement. The foregoing description of the Agreement, the Warrants and the registration rights does not purport to be complete and is qualified in its entirety by reference to the Company's report on Form 8-K, filed on August 18, 1998, which includes such agreements as exhibits and is incorporated herein by reference.

	Molex Joint Venture. On July 28, 1998, the Company and Molex Incorporated (Molex) formed a joint venture to design, market and assemble modular interconnect systems to replace wiring harnesses in primarily the automotive market. The new company was named Modular Interconnect Systems, L.L.C. and it is a Delaware limited liability company (Modular Interconnect). Modular Interconnect will utilize proprietary flexible products developed by the Company and proprietary connectors developed by Molex in the development of the new modular interconnect system as an alternative to conventional automotive wiring harnesses and flex circuit assemblies. The Company and Molex will supply their respective products to Modular Interconnect pursuant to long-term supply contracts.

	The Company owns 40% and Molex owns 60% of Modular Interconnect. Each party has a right of first refusal with respect to the other party's ownership interest. Modular Interconnect is being funded by contributions from the Company and Molex. Certain development costs of those components to be designed and developed by Sheldahl for the new systems will also be reimbursed by Molex and other development costs may be funded by loans from Molex. Both the Company and Molex granted Modular Interconnect a non-exclusive license to certain of their intellectual property for purposes of producing the new modular interconnect systems. Each license takes effect and is contingent upon a change of control of the Company or Molex and the purchase of such person's membership interest in Modular Interconnect.

	Modular Interconnect is managed by five managers, three of whom are designated by Molex and two by Sheldahl. Certain transactions require the approval of the majority of managers designated by each party.

	The Limited Liability Company Agreement of Modular Interconnect (the LLC Agreement) is filed as Exhibit 10.1 to the Company's current report on Form
8-K filed on August 28, 1998.   The Company has requested that certain
portions of the Agreement be granted confidential treatment by the Commission. Accordingly, certain portions of the Agreement have been deleted and replaced by brackets with asterisks.

	There can be no assurance that the joint venture will be successful or that the new products will gain market acceptance or be commercialized, if at all, in a profitable manner by Modular Interconnect. In addition, some statements made herein may be forward-looking and subject to risks and uncertainties such as those included in the Company's annual report, 10-K, 10-Q and other SEC filings, as well as the risks and uncertainties inherent in embarking upon a new joint venture for the purpose of developing a new product.

	The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Company's report on Form 8-K, filed on August 28, 1998, which includes such Agreement as an exhibit and is incorporated herein by reference.

	New Credit Facility. On June 19, 1998, the Company entered into a new financing arrangement in the form of a debt facility with its existing bank group, Norwest Business Credit, Inc., Harris Trust and Savings Bank and NED Bank, as well as a new member, CIT Group. The facility is a three-year agreement totaling $60 million, consisting of a $25 million capital revolver and term loan facilities. The term loans are comprised of a $16 million facility that amortizes over seven years with a balloon payment in May 2001. Payments are paid monthly commencing January 1999. The second term facility is a $19 million loan that is amortized over two years with repayments commencing August 29, 1998. On July 31, 1998, the Company satisfied the $19 million second term facility. Under the terms of the facility, the Company issued Warrants expiring June 18, 2003 with an exercise price of $6.92 covering an aggregate of 100,000 shares of the Company's Common Stock. The Company believes the new debt facility along with the Series D preferred equity placement has strengthened its capital structure and will enable it to further develop its Micro Products business. The capital liquidity of the Company is adequate but will remain tight until the cash flow from operations reflects improvement. See Risk Factors - Liquidity and Possible Need for Additional Financing.

	Third Quarter Results. The Company's unaudited results for the third quarter of fiscal 1998, including a pretax charge for restructuring costs and asset impairment charges as well as further charges relating to a tax asset allowance and the adoption of a FASB pronouncement on start-up costs, resulted in a net loss for the nine months and quarter ended May 29, 1998 of $33.1 million or $3.57 per share and $19.0 million or $1.98 per share, respectively. For the third quarter, the Company's core business generated operating pretax profit of $1.4 million, while its Micro Products business posted a pretax loss of $4.9 million. The core business, based on increased sales and reduced costs, improved operating pretax profits by $2.8 million for the third quarter, as compared to the second quarter. Gross margin in the core business rose to 19.1 percent compared to 12.7 percent for the second quarter. Additionally, for the nine months ended May 29, 1998, the loss was due in part to the following:

		The Company's decision to move jobs and make other organizational efficiencies from its Northfield, Minnesota and Aberdeen, South
Dakota facilities to Mexico has affected 240 jobs and resulted in a restructuring charge of $4.5 million in the third quarter of 1998 related to the cost of staff reductions, the sale of certain assets and the closing of the Company's Aberdeen assembly facility. The Company expects that 200 of the affected jobs will move to Mexico by the end of September 1998, with the balance completed in the third quarter of fiscal 1999. The Company anticipates that it will realize annual costs savings of approximately $7.0 million associated with this restructuring of its operations when fully completed.

		The write down of equipment amounting to $3.3 million in the third quarter of 1998, principally at the Company's Longmont, Colorado facility, which equipment, based upon analysis by management and anticipated production processes, is not expected to contribute to the Company's future cash flows.

		The decision and analysis by management, based upon recent restructurings, write-offs and continued losses at the Company's
Micro Products venture, to provide a valuation allowance for its net deferred tax assets, resulting in a $7.8 million charge to income during the third quarter of 1998. As a result, the Company will not reflect in immediate future periods a tax provision or benefit until such net operating losses are offset by reported pretax profits or that the degree of certainty increases as to the future profit performance of the Company to allow for the reversal of the remaining value of the allowance.

		The adoption by the Company of Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities, (SOP 98-5) which requires the expensing of these items as incurred, versus capitalizing and expensing them over a period of time. The early adoption of this statement resulted in a cumulative effect of a change in accounting method of approximately $5.2 million, related to costs capitalized by the Company from its Micro Products venture. The adoption of this statement will be retro-active to the beginning of fiscal 1998, and the Company's first and second quarters will be restated to reflect this change in accounting, in accordance with the provisions of SOP 98-5. The Company's depreciation and amortization expense is reduced by almost $0.5 million per quarter as a result of the adoption of reporting for start-up costs and the write down of certain equipment, which was noted above.

RISK FACTORS

	The securities offered hereby involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider the following risk factors, along with other information referred to herein. No investor should participate in this offering unless such investor can afford the loss of his or her entire investment.

	Because of the variety and uncertainty of the factors affecting the Company's operating results, past financial performance and historic trends may not be a reliable indicator of future performance. These factors, as well as other factors affecting the Company's operating performance, and the fact that the Company participates in a highly dynamic and competitive industry, may result in significant volatility in the Company's Common Stock price.

Liquidity and Possible Need for Additional Financing

	The Company believes it will be able to fund its near-term anticipated working capital and capital expenditure requirements from bank borrowings, proceeds from the sale of the Company's equity securities and funds generated from operations. The Company will continue to assess the need for additional capital recognizing that the amount and form of the capital is directly dependent on the operational performance of the business and the need to expand manufacturing capacity. Currently, the Company is being funded through the working capital borrowing base under its bank line of credit and improving cash flow from operations. Enhanced cash flow from operations is in part linked to the expectation that successful full volume production from the Longmont facility will commence in the third quarter of fiscal 1999. However, there can be no assurance that unanticipated developments, including but not limited to possible requirements to redeem the Company's Series B Stock, failure to achieve full volume production from the Longmont facility, or failure to achieve any other operational objectives of the Company, will not create an earlier need for additional capital. If any of these events occur, the Company could be required to seek additional capital as early as the end of the second quarter of fiscal 1999. There can be no assurance, however, that such additional capital will be available when needed by the Company or that such capital will be available on terms acceptable to the Company.

Utilization of Longmont Facility

	The Company has completed construction of, and installation of equipment to be used in, the Longmont Facility, but has not commenced extensive volume production of its ViaArray and Via-Thin products at this facility. The
Company had originally expected to begin volume production at the Longmont Facility in April 1996, but the Company initially suffered delays in delivery and installation of certain production equipment as a result of financial difficulties of a key supplier, a longer than anticipated installation and testing period, and recently is experiencing a far more rigorous and lengthy qualification process by the Company's customers and their customers than the Company anticipated. The Company is producing Novaclad for sale to the market and internal use and has now begun initial production of Via-Thin. Via-Thin is a product still in the early stages of market acceptance. The Company believes that it has validated the technical capabilities of its processes and equipment at the Longmont Facility, although there can be no assurance that validation problems or difficulties will not materialize once full volume production has commenced. The Company's ability to begin full volume production of Via-Thin is subject to final qualification by the Company's customers, and in some cases, their customers, as well as the ability of its production equipment to produce sufficient quantities of products at acceptable quality levels. Once the Longmont Facility has commenced full volume production of Via-Thin, the Company still expects that it will not initially produce sufficient sales volume or profit contribution to offset the depreciation and other expenses related to its operation. As a result, the Longmont Facility has had a material adverse effect on the Company's results of operations and will continue to have such an effect until sales of the Company's Novaclad-based ViaArray and Via-Thin products increase sufficiently to cover expenses.

Market Acceptance of New Products

	A significant portion of the Company's anticipated future success in the data communication market and a significant portion of future revenue growth of the Company will depend on market acceptance of its Novaclad-based, ViaArray and Via-Thin products. Although the Company believes that these products have attractive performance characteristics and utility in a potentially broad range of products, sales of its Novaclad-based products will depend on the Company's ability to (i) convince potential customers that the advantages and applications of these products justify the expense and production changes necessary to incorporate the Company's products into the customer's manufacturing process; (ii) work with designers of integrated circuit (IC) packages and electronics to incorporate these products; (iii) qualify these products for inclusion in the customer's products within the time requirements of the customer's design cycle and (iv) produce sufficient quantities of these products in a timely manner. Moreover, these products will compete with certain other thin film laminates or alternative materials offered by other manufacturers and such materials may achieve wider market acceptance than the Company's products. Failure of the Company's Novaclad-based, ViaArray and Via-Thin products to achieve timely or sufficient market acceptance would have a material adverse effect on the Company's results of operations.

Dependence on Automotive Market

	Sales to the automotive market as a percentage of total sales were approximately 69.2% in fiscal 1996 and 67.5% in fiscal 1997. The Company's production of component products for the automotive market fluctuates as automotive manufacturers begin production of new models and end production of others. A decrease in the number of the Company's electronic components included in new models could have a material adverse effect on the Company's results of operations. A general downturn in the automotive market, such as the General Motors labor strike, could have and has had a material adverse effect on the demand for the electronic components supplied by the Company to its customers in the automotive market. For example, during the Company's fourth quarter, the Company's sales to the automotive market were adversely impacted by the General Motors strike by an amount equal to approximately $1.5 million. In addition, as the automotive industry continues to qualify and reduce the number of suppliers and demand higher performance products at a lower cost, there can be no assurance that the Company will be able to maintain its current sales volumes at existing profit margins to automotive manufacturers and their suppliers.

Capital Intensive Business

	The Company's business is capital intensive. In the past four years, the Company has invested approximately $112 million in total capital expenditures, including approximately $60 million in the Longmont Facility. In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, expansion of operations and research and development. The Company has had initial success with introducing its Novaclad-based products but further penetration is required. If the Company is successful in its Novaclad-based products, it may be required to make additional capital investments to increase manufacturing capacity before sufficient positive cash flow can be derived from the initial investment in the Longmont Facility. Presently, however, capital expenditure plans in fiscal 1999 are expected to be in the range of $10 to $12 million, significantly lower than in the recent past.

Customer Concentration

	The Company's customer base is concentrated. The Company's ten largest customers for the 1997 fiscal year accounted for approximately 60.7% of net sales, and 11.5%, 10.6% and 7.4% of the Company's net sales during fiscal 1997 were to Ford Motor Company, Motorola, Inc. and Molex Incorporated, respectively. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of sales for the foreseeable future, and the loss of, or a significant decline in orders from, one of the Company's key customers could have a material adverse effect on the Company's results of operations.

Variability of Quarterly Results

	Historically, the Company's quarterly results of operations have fluctuated significantly primarily because of the timing of orders from its larger customers and mix of products manufactured and sold, as impacted from time to time by work stoppages in the automotive industry and other broad economic events. Due to this and the inherent uncertainty associated with the development of new products and production facilities, the Company expects that its quarterly results of operations will continue to be subject to significant fluctuations.

Customers' Product Obsolescence and Standards

	The Company supplies component products primarily to the automotive electronics and data communication markets. Substantially all of the products in these markets which incorporate the Company's component products are subject to technological obsolescence, performance standards and pricing requirements. The Company's future success in these markets will depend upon its ability to (i) work closely with manufacturers to design end products or applications which incorporate the Company's products and achieve market acceptance, (ii) develop technologies to meet the evolving market requirements of its customers, (iii) continue to deliver high-performance, cost-effective products and (iv) expand its sales and marketing efforts domestically and internationally. There can be no assurance that the Company will continue to meet the current qualification requirements of its major customers, meet new qualification requirements imposed by its customers or continue to be selected as a supplier by new customers.

Dependence on Key Personnel

	The Company's business is dependent on the efforts and abilities of its executive officers and key personnel, especially in the development, marketing and manufacturing of its Novaclad-based, ViaArray and Via-Thin products. The Company's continued success will also depend on its ability to continue to attract and retain qualified employees. The loss of services of any key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees.

Intense Competition

	The market segments served by the Company are highly competitive. Some of the Company's competitors have substantially greater financial and marketing resources than the Company. Although the Company believes performance and price characteristics of its Novaclad-based products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will not choose other technologies due to such customers' familiarity with the competing technology, the financial resources of the supplier or the ease of incorporating alternative technology into customers' manufacturing processes. In addition, there can be no assurance that other competitors will not enter the markets served by the Company. The Company's results may be adversely affected by the actions of its competitors, including the development of new technologies, the introduction of new products or the reduction of prices. There also can be no assurance that the Company will be able to take actions necessary to maintain its competitive position.

Possible Volatility of Stock Price

	Factors such as unexpected market activity in the Company's Common Stock, announcements by the Company or its competitors, fluctuations in the Company's operating results, general conditions in the automotive and data communication markets or the worldwide economy or changes in earnings or estimates by analysts could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. Also, prices for many technology company stocks, including the Common Stock, may fluctuate widely for reasons that are not always related to the operating performance of such companies.

Reliance on Specialized Manufacturing Facilities

	The Company has separate manufacturing and assembly facilities, certain of which perform processes dependent upon products produced at its other facilities. The Company's flexible laminates are produced at facilities in Longmont and Northfield, Minnesota and further processed into printed circuitry in a separate facility, also located in Northfield, Minnesota. In addition, the Company also fabricates ViaThin at the Longmont facility.
Further assembly is performed at one facility in South Dakota and one in Mexico. Delays or disruption at its flexible laminate facility may result in an insufficient supply of materials for its flexible printed circuitry facility and its assembly facilities. The Company's Novaclad-based, ViaArray and Via-Thin products will be manufactured primarily at the Longmont Facility. Each of these facilities contains or will contain specialized equipment which is not quickly replaceable. While the Company carries business interruption insurance, any natural or other event affecting any one of these facilities or the manufacturing equipment could materially and adversely affect the Company's position in its markets and results of operations.

Dependence on Certain Suppliers

	The Company is dependent upon single source suppliers for certain of the raw materials used in the Company's manufacturing processes. While the Company has not experienced significant problems in the delivery of these materials or services, the Company believes an interruption in the supply of such materials or services could have a material adverse effect on the Company's results of operations.

Patents, Trademarks and Proprietary Rights

	The Company's success depends, to a large extent, on its ability to maintain a competitive proprietary position in its product areas. The Company has received certain patents with respect to its products and processes and has several other patent applications pending. There can be no assurance that patents will be issued on the basis of the Company's applications, that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted under any patent will provide
significant benefits to the Company.   The Company is aware of a patent which
may cover certain plated through holes of double-sided circuits made of the Company's Novaclad material. Although no claims have been made against the Company under this patent, the owner of the patent may attempt to construe the patent broadly enough to cover certain Novaclad products manufactured currently or in the future by the Company. The Company believes that prior commercial art and conventional technology, including certain patents of the Company, exist which would allow the Company to prevail in the event any such claim is made under this patent. Any action commenced by or against the Company could be time consuming and expensive and could result in requiring the Company to enter into a license agreement or cease manufacture of any products ultimately determined to infringe such patent. In addition to patent protection, the Company also attempts to protect its trademarks through registration and proper use. The Company also attempts to protect its proprietary information as trade secrets by taking security precautions at its facilities. Further, the Company maintains confidentiality through the use of secrecy or confidentiality agreements and other measures intended to prevent the public dissemination of trade secret information. There can be no assurance that these steps will prevent misappropriation of the Company's proprietary rights or that third parties will not independently develop functionally equivalent or superior non-infringing technology.

Environmental Matters

	The Company's production processes require the use, storage and disposal of certain substances which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such substances. The Company has maintained a safety and environmental compliance program for a number of years. An inadvertent mishandling of materials or similar incident, however, could adversely affect the operations of the Company and result in costly administrative or legal proceedings. In addition, future environmental regulations could add to overall costs of doing business.

Anti-Takeover Provisions

	The Company's Articles of Incorporation and the Minnesota Business Corporation Act include certain anti-takeover provisions. These provisions, including the power to issue additional stock and to establish separate classes or series of stock, may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board. In addition, in June 1996, the Board of Directors of the Company adopted a Rights Agreement (the Rights Agreement), commonly called a poison pill. Pursuant to the terms of the Rights Agreement, one right (a Right) was issued in respect of each share of the Company's Common Stock outstanding. Such Rights also attach to each share of Common Stock issued subsequent to the adoption of the Rights Agreement, including the Shares offered hereby. Each Right entitles the holder thereof to purchase a fraction of a share of the Company's Series A Preferred Stock or, in certain instances, Common Stock of the Company or stock of an Acquiring Person (as defined below) in the event that (i) a third party or a group (an Acquiring Person) acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. On July 30, 1998, the Company amended Section 1(a) of the Rights Agreement to provide that when applied to Molex Incorporated and any of its affiliated parties the 15% threshold for beneficial ownership shall be 22%. The Rights Agreement will be in effect through June 2006 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock.

USE OF PROCEEDS

	The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. If the Warrants are exercised in full, the Company will receive approximately $2,531,000. Such amount is intended to be used by the Company for working capital purposes. There can be no assurance, however, that the Warrants will be exercised.

SELLING SHAREHOLDERS

	The Shares of Common Stock offered hereby by the Selling Shareholders are issuable (i) upon conversion of the Series D Preferred Stock held by the Selling Shareholders, (ii) as accrued dividends on the Series D Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the Warrants). A total of 32,917 shares of Series D Preferred Stock and Warrants to purchase up to 329,170 shares of the Company's Common Stock at an exercise price of $7.6875 per share were issued to the Selling Shareholders in connection with a private placement in July 1998. Through September 24, 1998, no shares of the Series D Preferred Stock have been converted.

	The number of Shares registered on the registration statement of which this Prospectus is a part and the number of Shares offered hereby have been determined by agreement between the Company and the Selling Shareholders.
The Series D Preferred Stock may be converted into shares of Common Stock from time to time at a conversion price equal to $6.15. The Warrants are exercisable for an aggregate of 329,170 Shares of Common Stock.

	The amount of Common Stock shown in the following table represents the amount into which the 32,917 shares of Series D Preferred Stock might have been converted on September 1, 1998 based on the conversion price of $6.15. The amount of Common Stock shown in the table also includes 802,920 shares of Common Stock representing accrued dividends for three years on the shares of Series D Preferred Stock based on the conversion price of $6.15, as well as 329,170 shares of Common Stock issuable to the Selling Shareholders upon exercise of the Warrants:

                        					Common Stock 		Number of
                        					Beneficially	 	Shares of   	  	Owned After
                      					  Owned Prior		  Common Stock 		 Offering (2)
                        					To Offering   	Offered	       	(3) Number
Selling Shareholder	           	(1)		      	(2)			          Percent
______________________________________________________________________________

Molex Incorporated	          	1,363,903    	2,363,903		    340,000	  2.1

AO Capital Corporation         	109,249      		49,249	    		60,000 		*

Jerry D. Armstrong             		45,550     			29,550    			16,000	 	*

Anvil Investment              		295,489	     	295,489	          	0	 	*
Associates, LP

Joseph H. Bander	                	9,851	      		9,851     			4,770	 	*

Bander Family	                  	14,621      			9,851	     		4,230 		*
Partnership

Robin W. Brooksbank CF          	16,051     			11,821	         		0	 	*
John S. Brooksbank UTMA MN

Robin W. Brooksbank CF           13,791			     13,791         			0	 	*
Julia O. Brooksbank UTMA MN

Rex James Bates                		78,798			     78,798	         		0	 	*

Dr. Edward Blender             		19,701     			19,701         			0 		*

Ray O. Brownlie                		26,201	     		19,701	     		6,500		 *

Brownlie Family	                	13,851      			9,851     			4,000		 *
Partnership

F. Hudnall Christopher Jr.      	40,951       		9,851    			31,100		 *
C/o Wachovia Capital Management

Colorado State Bank & Trust      	9,851       		9,851	         		0 		*
As Trustee for George
F. Wood IRA

Maurice Cunniffe		               18,851			      9,851	     		9,000	 	*
C/o Fudiciary Trust
International

Deephaven Opportunity          	196,993     		196,993          		0 		*
Master Fund LP

Susan S. Elemendorf             	78,798     			78,798	          	0	 	*
C/o Fiduciary Trust
Company

First Busey Trust &	            133,798	      	78,798	    		55,000		 *
Investment Company as
Custodian for Davis U.
Merwin

John A. Fischer	                	19,701		     	19,701         			0 		*

Alexander F. Giacco, Sr.	       	25,729	       	9,851	    		15,878		 *
C/o Fiduciary Trust
International

Edward M. Giles		                90,400	     		39,400    			51,000		 *
C/o Fiduciary Trust
International

Edward M. Giles (IRA#1)	       	100,099	       59,099	    		41,000		 *
C/o Fiduciary Trust
Interntional

Robert H. Harper	              		39,400	      	39,400	     	38,520		 *
Harris Associates

Richard A. Hassel (4)          		38,701      		19,701	    		19,000		 *

JB Partners	                 			191,083	      191,083	          	0 		*
C/o Peter B. Cannell & Co. Inc.

KA Management Limited	         	137,896	      137,896          		0 		*

KA Trading LP                 			59,099	      	59,099	         		0	 	*

John Kassakian (5)		            	19,701	      	19,701	    		50,257		 *

Larson Capital                			98,497      		98,497		    	81,301	 	1.1

LaSalle Adams Fund		           	 98,497		      98,497	         		0		 *
C/o Fiduciary Trust Company

Edward Lundstrom (6)           		18,178	       	9,851     			8,327	 	*

Dennis M. Mathisen (7)        		579,586	      354,586	    	225,000 	 1.4

William R. Miller (UPIT)		        4,926		       4,926	         		0		 *

Model Charitable Lead Trust	    260,095	      157,595    		102,500	  *
C/o Peter Model

Leo Model Foundation	          	175,297	       98,497	    		76,800		 *
C/o Peter Model

Peter Model Trust #2	           	43,100	      	39,400	     		3,700		 *

Montrose Investment L.P.	      	196,993	      196,993          		0		 *
Mr. William E. Rose

Patrick R.D. Paul		             	87,149		      49,249	    		37,900		 *
C/o Fiduciary Trust
Interntional

Roger Quam and Judy Quam (8)    	30,484       		9,851    			20,633		 *

Kenneth J. Severinson	          	20,701	      	19,701     			1,000		 *

Richard L. Shepley	            		19,701	      	19,701	         		0		 *

Pike H. Sullivan			              99,400	      	39,400			    60,000		 *
C/o Bank of New York

Wallace Family Partnership	      15,351	       	9,851	     		5,500		 *
Colorado State Bank

Westover Investments L.P.	      196,993	      196,993	          	0		 *
Mr. William E. Rose

Charles W. Wilcox	             		64,099      		59,099     			5,000		 *

Julia May Wilcox	             		118,196      	118,196          		0	 	*

Kevin Garner Wilcox            		19,701	      	19,701         			0		 *

Kevin Garner Wilcox CF		         19,701	      	19,701	         		0	 	*
Benjamin D. Raker UTMA ME

Kevin Garner Wilcox CF          		9,851	       	9,851	         		0 		*
Katherine Bess Raker UTMA ME

Kevin Garner Wilcox CF	         	19,701	      	19,701         			0		 *
Samuel H. Raker UTMA ME

Richard S. Wilcox Jr. (9)      	175,791      	102,436	      73,355		 *

Richard S. Wilcox Jr. TTE	      212,694	      177,294		     35,400		 *

Thomas Patrick Wilcox          		39,400	      	39,400	         		0		 *

6/17/42 Trust b/o Beekman      	226,948       	68,948			   158,000	  *
Winthrop US Trust Company
Of New York

Beekman Winthrop Birthday       	76,400	      	39,400	     	37,000		 *
Trust US Trust Company
Of New York

Dudley Winthrop WMI Trust	       90,948	      	68,948	    		22,000		 *
US Trust Company of New York

Winthrop Holdings, L.P.		        29,701	      	19,701	    		10,000		 *
US Trust Company of New York

George F. Wood	                		49,249	      	49,249	         		0		 *

Robert H.B. Baldwin (10)	        	3,941	       	3,941	         		0	 	*

John C. Beck			                  	9,851	       	9,851	         		0		 *
C/o Beck Mack & Oliver LLC (10)

Joanne C. Kanzler			              9,851	       	9,851	         		0		 *
C/o E. Birke Jr. (10)

John C. Beck GST Trust		          1,971	       	1,971	         		0		 *
C/o Beck Mack & Oliver LLP (10)

John C. Beck Trust		             	9,851	       	9,851	         		0		 *
C/o Beck Mack & Oliver LLP (10)

Kenneth J. Roering	            		63,900	      	39,400	    		24,500		 *

Thaddeus E. Beck Jr. GST	        	1,971       		1,971			         0		 *
Trust (10)

Thaddeus E. Beck Jr.
Trust (10)				                    2,956	       	2,956		         	0	 	*

Arnold M. Berlin (10)           		2,956       		2,956         			0 		*

David P. Bicks		                 	1,971	       	1,971	         		0		 *
LeBoeuf, Lamb, Leiby &
MacRae (10)

Alan I. Brown		                  	3,656       		2,956       			700	 	*
C/o Tannenbaum Dubin &
Robinson (10)

Paul C. Bruning (10)            		2,956       		2,956	         		0		 *

Bemidge L. Copen			               9,851		       9,851         			0		 *
Huddleston, Bolen, Beatty,
Porter & Copen (10)

Copen Family Trust			             1,971	       	1,971         			0		 *
Huddleston, Bolen, Beatty,
Porter & Copen (10)

Warren R. Crane		               	13,791	      	13,791         			0		 *
C/o Roberta Belpanno (10)

Dr. Horace I. Crary (10)		        5,911	       	5,911         			0		 *

Horace I. Crary, Jr. (10)        	3,941       		3,941	         		0		 *

Susan P. Crary (10)		             2,571	        1,971			       600	 	*

Day, Beery & Howard as		          1,483	       	1,183	       		300		 *
Trustee of Retirement Plan
F/B/O Robert J. Miller (10)

Cleveland H. Dodge Foundation   	15,761      		15,761         			0		 *
Inc (10)

Christopher J. Elliman (10)      	3,656       		2,956	       		700		 *

Richard A. Freytag (10)           		989	         	789	       		200		 *

Randall A. Hack (10)            		3,941       		3,941         			0		 *

Francine L.R. Haskell (10)      	19,701	      	19,701         			0		 *

Huddleston Money Purchase        	6,111	       	5,911	       		200		 *
Pension Plan c/o Mr. and
Mrs. B.P. Huddleston (10)

Anne O. Jackson (10)            		1,977	       	1,577	       		400		 *

J.C. Kellogg Foundation		         1,971	       	1,971	         		0		 *
Spear, Leeds & Kellogg (10)

Mr. and Mrs. Vito Lenoci (10)      	989	         	789       			200		 *

Mannie L. Johnson             			19,701	      	19,701         			0		 *

C/F Aubrey T. Linen (10)          		395         		395         			0		 *

C/F Ethan M. Linen (10)           		395         		395         			0		 *

Christopher T. Linen (10)	        2,471       		1,971       			500		 *

Jonathan S. Linen (10)	          	6,026       		4,926     			1,100		 *

Leila Jones Linen (10)	          	3,856       		2,956       			900		 *

Robin E. Linen (10)	             	1,186         		986       			200		 *

James Loehlin C/F David	           	989         		789	       		200		 *
Loehlin (10)

Robert C. Loehlin Trust (10)	       989	         	789	       		200		 *

Edgar M. Masinter (10)	          	8,866       		8,866         			0		 *

Margery F. Masinter (10)	          	986	         	986         			0		 *

Alexander H. Massad 	            	9,851	       	9,851	         		0		 *
IRA (10)

Trust F/B/O Collin A. McNeil	    12,651	        9,851			     2,800		 *
C/o Robert W. Cruckshank (10)

Trust F/B/O Joanna P. McNeil	    12,651       		9,851	     		2,800		 *
C/o Robert W. Cruckshank (10)

Trust F/B/O Mary V. McNeil	      11,851	       	9,851	     		2,800		 *
C/o Robert W. Cruckshank (10)

Trust F/B/O Nancy M. McNeil	     12,651	       	9,851	     		2,800		 *
C/o Robert W. Cruckshank (10)

Richard Miller		                 	6,326	       	4,926     			1,400		 *
C/o Simpson Thacker &
Bartlett (10)

Robert J. Miller (10)           		1,977	       	1,577       			400		 *

Osprey Partners (10)	           	 9,851       		9,851         			0		 *

Peacock Family Inv. Co. (10)	     7,881	       	7,881	         		0		 *

Frederick H. Sherley (10)	        1,971       		1,971         			0		 *

Robert P. Sherley (10)          		1,971	       	1,971         			0		 *

Robert S. Sherley (10)          		9,851       		9,851         			0		 *

Mr. and Mrs. Alan Siegel	        	4,447	       	3,547       			900		 *
(10)

James C. Taylor (10)            		1,971	       	1,971	         		0 		*

Daniel K. Thorne			               2,956		       2,956         			0		 *
C/o Theodore S. Lynn (10)

Peter Thornton, President	        1,186	         	986	       		200		 *
Stern & Stern Industries (10)

Renke B. Thye (10)	               		986         		986         			0	 	*

Tolten Ltd. Partnership		        11,821	      	11,821         			0		 *
C/o Mr. James Billingsley (10)

Alexander B. Trevor (10)        		7,511	       	5,911     			1,600		 *

C/F Alexander B. Trevor (10)	     2,471       		1,971       			500		 *

Ann Wood Trevor Trust (10)      	 4,447	       	3,547       			900		 *

Ellen R. Trevor (10)	            	1,483       		1,483       			300		 *

Susan Unterberg (10)            		7,411	       	5,911     			1,500		 *

Harriet Van Vleck (10)	          	7,411       		5,911     			1,500		 *

Roy T. Van Vleck (10)	           	4,941       		3,941	      	1,000		 *

Tielman Van Vleck (10)          		5,141	       	3,941	     		1,200		 *

Susan B. Wasch GST	             		1,971	       	1,971		         	0		 *
Trust (10)

Susan B. Wasch Trust (10)        	2,956		       2,956        	 		0		 *

Watertown Foundation #2	         	4,447       		3,547       			900		 *
C/o Dr. Dwight J. Miller (10)

Stephen L. Way, President	        3,656	       	2,956	       		700		 *
HCC Insurance Holdings (10)

___________________________
* Less than 1%.

(1)	Represents the maximum number of Shares that may be sold by each Selling
Shareholder pursuant to this Prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this Prospectus is a part shall also cover any additional shares of Common Stock which become issuable in connection with the Shares registered for sale hereby by reason of (i) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the Company's number of outstanding shares of Common Stock or (ii) decreases in the conversion price applicable to the Series D
Preferred Stock. In the event Rule 416 is not available, the Company is obligated to register such additional shares of Common Stock.

(2)	Assumes the sale of all Shares offered hereby to unaffiliated third parties. The Selling Shareholders may sell all or part of their respective Shares.

(3)	Represents Shares issuable solely upon exercise of Warrants. Includes
1,000 shares held by Mr. Hassel's spouse in an IRA.

(4) Includes 7,997 shares held with his spouse as joint tenants.

(5) Includes 30 shares held by Mr. Lundstrom indirectly.

(6) Includes 65,000 shares held by Marshall Financial Group, Inc. of which Mr. Mathisen is president and sole shareholders; 30,000 shares held by Mr. Mathisen's sons. Mr. Mathisen disclaims beneficial ownership of such shares.

(7) Includes 20,319 shares held by Mr. Quam with his spouse as joint tenants.

(8) Includes 26,455 shares held by Mr. Wilcox in his IRA.

(9) These shares were purchased on behalf of the investor listed by Beck, Mack & Oliver LLC and reflect only those shares held in the investor's account with Beck, Mack & Oliver LLC.

PLAN OF DISTRIBUTION

	The Shares of Common Stock of the Company offered hereby may be sold by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest thereof.

	Offers and sales of the Shares may be made from time to time on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The methods by which the Shares may be sold may include, but not be limited to, the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account in accordance with any method of sale described herein; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions in which the broker solicits purchasers; (e) privately negotiated transactions; (f) short sales; and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated prior to the sale. The Selling Shareholders may also sell such Shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the Securities Act), if available.

	From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. From time to time Selling Shareholders may pledge their Shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged Shares of Common Stock from time to time.

	The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Shares being offered hereunder for two years from the date of this Prospectus or such earlier date when all of the Shares being offered hereunder have been sold or may be sold without volume or other restrictions pursuant to Rule 144 under the Securities Act, as determined by counsel to the Company pursuant to a written opinion letter.

	The Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. There can be no assurance that the Selling Shareholders will sell any or all of the Shares of Common Stock offered hereunder.

	All proceeds from any such sales will be the property of the Selling Shareholder who will bear the expense of underwriting discounts and selling commissions. The Company is required to pay all fees and expenses incident to the offering and sale of the Shares, but not including fees and disbursements of counsel to the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


LEGAL MATTERS

	The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Gerald E. Magnuson, Of Counsel to Lindquist & Vennum P.L.L.P., is a director, officer and holder of Common Stock of the Company.


EXPERTS

	The audited financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the Commission). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and other information regarding the Company filed electronically with the Commission at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market of the National Association of Securities Dealers Automated Quotations system (Nasdaq), and such reports, proxy statements and other information regarding the Company can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

	The Company has filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement, copies of which may be inspected in the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents or portions of documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended August 29, 1997; (2) Quarterly Reports on Form 10-Q for the quarters ended November 28, 1997, February 27, 1998 and May 27, 1998; (3) Proxy
Statement for Annual Meeting of Shareholders held on January 14, 1998 (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act); (4) Current Report on Form 8-K filed on August 18, 1998; (5) Current Report on
Form 8-K filed on August 28, 1998; and (6) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 filed with the Commission under the Exchange Act on October 12, 1995, declared effective on November 15, 1995 (No. 33-63373), and as such description is supplemented by Form 8-A, filed with the Commission on June 21, 1996, and amended on July 30, 1998.

	All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).

	Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to John V. McManus, Vice President-Finance, Sheldahl, Inc., 1150 Sheldahl Road, Northfield, Minnesota 55057. Telephone requests may be directed to John V. McManus at (507) 663-8000.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  Other Expenses of Issuance and Distribution*

	SEC registration fee             		$  	13,448
	Nasdaq listing fee		                  	17,500
	Accounting fees and expenses		         	2,000
	Legal fees and expenses		              	2,500
	Printing expenses			                        0
	Blue Sky fees and expenses			               0
	Transfer agent and registrar fees			      500
	Miscellaneous			                          552

	Total                              		$	36,500

__________________
*Except for the SEC registration fee and Nasdaq listing fee, all of the foregoing expenses have been estimated.


ITEM 15:  Indemnification of Directors and Officers

	Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent provided by Section 302A.521.

	As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Amended and Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

	In addition, the Registration Rights Agreement, filed as an Exhibit hereto, contains provisions for indemnification by the Selling Shareholders of the Registrant and its officers, directors, and controlling persons against certain liabilities under the Securities Act.

Item 16.   Exhibits

	Exhibit
	Number	Description

	3.1	Amended and Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registrant's Form 10-Q for the quarter ended December 2, 1994.

	3.2	Bylaws, as amended, incorporated by reference from Exhibit 3.2 of the Registrant's Registration Statement on Form S-2 (File
No. 33-79266).

	4.1	Certificate of Designation, Preferences and Rights of Series A
Junior Participating Preferred Stock, incorporated by reference from Exhibit 1 of Registrant's Form 8-A, filed June 21, 1996.

	4.2	Convertible Preferred Stock Purchase Agreement among the
Company, Southbrook International Investments, Ltd., HBK Cayman
L.P., HBK Offshore Fund Ltd., HBK Investments L.P., Proprietary
Convertible Investment Group, Inc. and Brown Simpson Strategic
Growth Fund, L.P., incorporated by reference from Exhibit 4.1 of Registrant's Form 8-K filed September 10, 1997.

	4.3	Certificate of Designation, Preferences and Rights of Series B
Convertible Preferred Stock, incorporated by reference from
Exhibit 4.2 of Registrant's Form 8-K filed September 10, 1997.

	4.4	Form of Warrant issued to Southbrook International Investments,
Ltd., HBK Cayman L.P., HBK Offshore Fund Ltd., Proprietary
Convertible Investment Group, Inc. and Brown Simpson Strategic
Growth Fund, L.P., incorporated by reference from Exhibit 4.3 of Registrant's Form 8-K filed September 10, 1997.

	4.5	Registration Rights Agreement among the Company, Southbrook
International Investments, Ltd., HBK Cayman L.P., HBK Offshore
Fund Ltd., HBK Investments L.P., Proprietary Convertible
Investment Group, Inc. and Brown Simpson Strategic Growth Fund,
L.P., incorporated by reference from Exhibit 4.4 of Registrant's Form 8-K filed September 10, 1997.

	4.6	Convertible Preferred Stock Purchase Agreement among the
Company and the Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.1 of Registrant's Form
8-K filed August 18, 1998.

	4.7	Certificate of Designation, Preferences and Rights of Series D
Convertible Preferred Stock, incorporated by reference from
Exhibit 4.2 of Registrant's Form 8-K filed August 18, 1998.

	4.8	Form of Warrant issued to the Purchasers, incorporated by
reference from Exhibit 4.3 of Registrant's Form 8-K filed
August 18, 1998.

	4.9	Registration Rights Agreement among the Company and the
Purchasers listed in Exhibit A thereto, incorporated by reference from Exhibit 4.4 of Registrant's Form 8-K filed
August 18, 1998.

	4.10	Form of Warrant issued in connection with Credit and Security
Agreement dated June 19, 1998, among the Registrant, Norwest
Bank Minnesota, N.A., Harris Trust and Savings Bank, NBD Bank,
N.A., and The CIT Group/Equipment Financing, Inc., incorporated by reference from Exhibit 10.2 of the Registrant's Form S-3 filed July 1, 1998.

	5.1	Opinion and Consent of Lindquist & Vennum, counsel to the
Company.

	23.1	Consent of Arthur Andersen LLP.

	23.2	Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1 to the Registration Statement).

	24	Power of Attorney (included in the signature page of the
Registration Statement).

Item 17.  Undertakings

	The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

	(a)	(1)	To file, during any period in which offers or sales are
being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

		(2)	That, for the purpose of determining any liability under the
Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

		(4)	To remove from registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering;

	(b)	That, for purposes of determining any liability under the
Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

	(c)	To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule
14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	(i) The undersigned Registrant hereby undertakes that:

	(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or
497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
	(2)	For the purpose of determining any liability under the Securities
Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Minnesota, on the 24th day of September, 1998.

	SHELDAHL, INC.


	By    /s/ James E. Donaghy
     James E. Donaghy,
     Chief Executive Officer


POWER OF ATTORNEY

	Each person whose signature appears below constitutes and appoints James
E. Donaghy and John V. McManus, and each of them (with full power to act alone), such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration
Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange
Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on September 24, 1998 in the capacities indicated.

Signature		Title


/s/ James S. Womack		Chairman of the Board and Director
James S. Womack


/s/ James E. Donaghy		Chief Executive Officer and
James E. Donaghy		    Director (principal executive
                      officer)


/s/ John V. McManus		Vice President Finance (principal
John V. McManus      financial and accounting officer)



/s/ John G. Kassakian	 	Director
John G. Kassakian


/s/ Gerald E. Magnuson 		Director
Gerald E. Magnuson


/s/ William B. Miller		Director
William B. Miller


/s/ Kenneth J. Roering		Director
Kenneth J. Roering


/s/ Beekman Winthrop		Director
Beekman Winthrop